SEC
Mail Processing
Section

JUN 22 2009

Washington, DC
122

09041808

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 25819

ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Securities Investment, Inc DBA. Howard Gary & Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4141 North Miami Avenue - Suite 307
(No. and Street)

Miami, Florida 33127-2869
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Anthony Beard 786-281-0074
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Douglas R. Lupisell, CPA
(Name – *if individual, state last, first, middle name*)

939 Northeast 125th Street North Miami, Florida 33161
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jimmie Anthony Beard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Securities Investment DBA Howard Gary & Company, as of June 2, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

NOTARY PUBLIC-STATE OF FLORIDA
Olga Enrique
Commission # DD870497
Expires: MAR. 21, 2013
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

First Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Douglas R. Lupisell, C.P.A., P.A.
939 N.E. 125th Street
North Miami, Florida 33161
Phone: (786) 621-5567; Fax: (786) 621-5566

---

28 May 2009

Mr. J. Anthony Beard, First Vice President
Howard Gary and Company
255 Evernia Street
W. Palm Beach, Florida 33401

Re: 2008 Annual Audit

Dear Mr. J. Anthony Beard,

I am enclosing a complete copy of the 2008 audited financial statements for your FINRA filing.

You will note that I have modified page 12 to include a reconciliation of the unaudited financial statements (Focus Report) you submitted to the audited financial statements. Your Focus Report did not include such liabilities as accrued expenses and Due To Officer which were included in the year to date general ledger of Howard Gary and Company at December 31, 2008.

I am also sending you the facing page FINRA sent me as Kishor Parekh had signed and had notarized the version sent in with the earlier report.

Sincerely yours,

Douglas R. Lupisell, CPA

Douglas R. Lupisell, C.P.A.

Douglas R. Lupisell, C.P.A., P.A.
939 N.E. 125 Street
North Miami, Florida 33161
Phone: (786) 621-5567
Fax: (786) 621-5566

M SECURITIES INVESTMENT, INC.
D/B/A HOWARD GARY & COMPANY
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

Douglas R. Lupisell, C.P.A., P.A.
939 N.E. 125 Street
North Miami, Florida 33161
Phone: (786) 621-5567

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
M Securities Investment, Inc.

I have audited the accompanying statements of financial condition of M Securities Investment, Inc. d/b/a Howard Gary & Company as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended that you are filing pursuant to Rule 17-a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I perform the audit to obtain reasonable assurance about whether the financial statements are free of misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M Securities Investment, Inc., d/b/a Howard Gary & Company as of December 31, 2008, and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information, has been subjected to the auditing procedures applied in the audit of basic financial statements and, in my opinion, is fairly stated in all material aspects in relation to the basic financial statements as a whole.

Douglas R. Lupisell, CPA
Miami, Florida
March 17, 2009

M SECURITIES INVESTMENT, INC.
D/B/A HOWARD GARY COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS	2008
Cash, including certificates of deposit	$1,908,759
Restricted cash	100,000
	2,008,759
Property and equipment, Net	-
Total assets	$2,008,759
LIABILITIES AND STOCKHOLDERS EQUITY	
Liabilities:	
Management fee payable	212,326
Accrued expenses	13,160
Accrued interest payable, related party	529,787
Due to officer	77,931
Total current liabilities	833,204
Total liabilities	833,204
Stockholders' equity:	
Common stock, no par value; 100 shares authorized, issued and outstanding	6,000
Additional paid-in capital	364,338
Retained earnings	805,217
Total stockholders' equity	1,175,555
Total liabilities and stockholders' equity	$2,008,759

SEE ACCOMPANYING NOTES TO AUDITED FINANCIAL STATEMENTS

M SECURITIES INVESTMENT, INC.
D/B/A HOWARD GARY COMPANY
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:		
Remarketing fees		$ 113,508
	Total revenues	113,508
Expenses:		
Consultants		874
Accounting and legal		14,700
Depreciation expense		3,416
Health insurance		29,165
Other expenses		108,767
	Total expenses	156,922
Operating income / (loss)		(43,414)
Other income and expense:		
Interest income		42,354
Interest expense		(2,427)
	Total other Net income	39,927
	Net income (loss)	$ (3,487)

SEE ACCOMPANYING NOTES TO AUDITED FINANCIAL STATEMENTS

M SECURITIES INVESTMENT, INC.
D/B/A HOWARD GARY COMPANY
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock		Additional	Retained	
	Shares	Amount	Paid-In Capital	Earnings	Total
Balance at December 31, 2007	100	$ 6,000	854	808,704	$ 815,558
			363,484		363,484
Net income (loss)				(3,487)	(3,487)
Balance at December 31, 2008	100	$ 6,000	364,338	805,217	$ 1,175,555

SEE ACCOMPANYING NOTES TO AUDITED FINANCIAL STATEMENTS

M SECURITIES INVESTMENT, INC.
D/B/A HOWARD GARY COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Net income	(3,487)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	3,416
Changes in assets and liabilities:	
Decrease in subordinated loans	(468,000)
Decrease in prepaids	743
Increase in accrued interest	2,427
Increase in accrued expenses	660
Increase in officer payable	77,932
Net cash provided by operating activities	(386,309)
Cash flows from investing activities:	
Additions to paid-in capital	363,484
Net increase (decrease) in cash	(22,825)
Cash, beginning of year	1,931,584
Cash, end of year	$1,908,759

SEE ACCOMPANYING NOTES TO AUDITED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS

M Securities Investment, Inc., d/b/a Howard Gary & Company (the "Company") is a national securities broker-dealer duly registered with the United States Security and Exchange Commission ("SEC"), the Securities Investor Protection Corporation ("SIPC"), the Municipal Securities Rulemaking Board ("MSRB"), and the Financial Industry Regulatory Authority ("FINRA") and the State of Florida's Division of Banking and Finance.

The Company provides an array of full-service investment banking, underwriting, and financial advisory services to public and private sector entities. As a fully-disclosed broker-dealer, at no time does the Company hold any securities or funds are included for customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents
The Company considers all highly-liquid debt instruments_with original maturities of three (3) months or less to be cash equivalents.

Revenue Recognition
The Company generates commission income from sales and purchases of stocks, tax-free bonds and mutual funds on behalf of customers. Commissions are recorded on a settlement date basis.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company elected the S Corporation status for income tax purposes on January 1, 1996. Therefore, since that date, net income (loss) and the related timing differences in the recognition of income and expenses for tax and financial reporting purposes are included in the individual tax returns of the stockholders.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Property and Equipment

The Company's property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

NOTE 3- RELATED PARTY TRANSACTIONS

Subordinated Loans

A stockholder of M Securities Investment, Inc., d/b/a Howard Gary & Company, loaned the Company $468,000 in the form of subordinated loans. On January 16, 2008, FINRA approved the repayment of the subordinated loans by January 30, 2008. In accordance and compliance with the approval of FINRA, the company repaid its subordinated loans of $468,000 before January 30, 2008.

At December 31, 2008, the Company owed $529,787 in accrued interest payable to the stock holder on the above-noted subordinated loans.

Other Related Party Transactions

During 2008, the Company incurred the following other related party transactions expenses:

(a) Management fee expenses of $77,931 for management services provided by a stockholder of the Company;
(b) Consulting fees of $874provided by a stockholder of the Company;
(c) Management fees payable of $217,326 at December 31, 2008 including prior years' fees.

NOTE 4-RESTRICTED CASH

The Company engaged an agent to carry customers' cash and margin accounts introduced by the Company on a fully-disclosed basis in April 1988. The nature of this agreement required the Company to establish a Broker's Escrow Deposit Account, which shall, at times, contain cash, securities, or a combination of both, and having a market value of $100,000. Accordingly, this cash is deemed restricted to activities related to this agreement.

NOTE 5-NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $1,175,555, which was $1,075,555 in excess of its required net capital of $100,000. The Company's net capital ratio was .70 to 1 at December 31, 2008.

NOTE 6-LEGAL MATTERS

The company from time to time is a party of various civil legal proceedings. As of the year ended December 31, 2008, the company has been named a party in a civil legal proceeding in connection with a municipal securities transaction that the company was involved with in 1994. The action commenced approximately four years ago, and based upon the Company's legal counsel's opinion, this civil legal proceeding is not expected to have a material impact on the company's financial position or results of operations.

NOTE 7-PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2008 consists of the following:

	2008
Furniture and fixtures	$ 3,000
Equipment	5,589
Automobile	52,041
Property and Equipment – Gross	60,630
Less: Accumulated Depreciation	(60,630)
Property and Equipment – Net	$ 0

Depreciation expense at December 31, 2008 totaled $3,416.

NOTE 8 – CONCENTRATIONS

Credit Risk

Financial institutions that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Federal Deposit Insurance Corporation ("FDIC") insures up to $250,000 for individual accounts at any one financial institution. Accounts held at brokerage firms are insured by the Securities Investor Protection Corporation ("SIPC") up to $500,000. At December 31, 2008, the Company had approximately $5,029 in excess of FDIC and / or SIPC insured limits.

Significant Revenue

During the year ended December 31, 2008, 100% of the revenue is made up of one source.

NOTE 9 – FAIR VALUE DISCLOSURE

The Company's financial instruments are cash and cash equivalents, accounts payable and notes payable. The recorded values of cash and cash equivalents, and accounts payable approximate their fair values based on their short-term nature. The recorded values of notes payable and long-term debt approximate their fair values, as interest approximates market rates.

NOTE 10 – INVESTMENT

The Company has money market and interest checking accounts totaling approximately $1,820,974. Interest income on the certificates of deposit is recognized as earned.

SUPPLEMENTARY INFORMATION

M SECURITIES INVESTMENT, INC.
D/B/A HOWARD GARY & COMPANY
SUPPLEMENTARY INFORMATION PURSUANT TO
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2008

	2008
Net capital:	
Total stockholders' equity	$ 1,175,555
Net capital	1,175,555
Required minimum net capital	100,000
Excess net capital	$ 1,075,555
Aggregate indebtedness:	
Aggregate indebtedness as included in the Statement of Financial Condition	$ 833,204
Ratio of aggregate indebtedness to net capital	.70 to 1
Reconciliation:	
Net capital, per unaudited December 31, 2008 report as filed	1,463,342
Net audit adjustments	(287,787)
Net capital, per December 31, 2008 audited report as filed	$ 1,175,555

M SECURITIES INVESTMENT, INC.
D/B/A HOWARD GARY & COMPANY
SUPPLEMENTARY INFORMATION PURSUANT TO
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2008

M Securities Investments, Inc., d/b/a Howard Gary & Company, is claiming exemption under the provisions of SEC rule 15c-(k)(2)(ii) as all customer transactions are cleared through Pershing LLP on a fully disclosed basis.

Therefore, the following reports are not presented:

A). Computation for Determination of Reserve Requirement under Rule 15c3-3.

B). Information Relating to the Possession or Control Requirements under Rule 15c3-3.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
CLAIMING EXEMPTION FROM SEC RULE 15C3-3
DECEMBER 31, 2007

Board of Directors
M Securities Investment, Inc.
D/B/A Howard Gary & Company

In planning and performing my audit of the financial statements and supplemental schedules of M Securities Investment, Inc., d/b/a Howard Gary & Company, for the year ended December 31,2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and Procedures followed by the Company in any of the following:

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but no absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-(g) under the Securities Exchange Act of 1934 in heir regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Douglas R. Ingersoll, CPA

Miami, Florida